1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
January 24, 2011	THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Dominic Minore

Re:	PennantPark Investment Corporation (“PNNT”)
Registration Statement on Form N-2, Post-Effective Amendment No. 6
File Numbers 333-150033; 814-00736

Ladies and Gentlemen:

PennantPark Investment Corporation , a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form N-2 (Registration No. 333-150033) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments communicated orally by Mr. John Ganley of the staff (the “Staff”) of the Commission to Thomas Friedmann of Dechert LLP, outside counsel to the Company, in a telephonic conversation on January 21, 2011. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. The Company will also provide courtesy copies of Amendment No. 6, as filed and marked to changes from Amendment No. 5 to the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 6.

Forward Looking Statements

1.	We note that the disclosure with respect to forward-looking statements set forth in the prospectus (the “Prospectus”) included in the Registration Statement under the caption “Forward Looking Statements” does not include a statement that the statutory safe harbor provision from liability for certain forward-looking statements does not apply to business development companies.

Response:

As requested, the Company has added the following sentence to the disclosure under the caption “Forward Looking Statements” on page 23 of the Prospectus to make clear that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to the Company’s disclosure documents:

You should understand that, under Sections 27A(b)(2)(B) of the Securities Act and Section 21E(b)(2)(B) of the Exchange Act, the “safe harbor” provisions of the Private

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United States Securities and Exchange Commission January 24, 2011 Page 2

Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus or in the periodic reports we file under the Exchange Act.

2.	We note that the Company has investments that generate payment-in-kind, or PIK, interest income. Please revise the Registration Statement to include appropriate risk factor disclosure reflecting the fact that incentive fees paid to the investment adviser at the time that PIK income is accrued is paid whether or not such income is ultimately received by the Company in cash.

Response:

As requested, the Company has included the following disclosure under the Risk Factor captioned, “Our incentive fee may induce the Investment Adviser to make speculative investments” on page 19 of the Prospectus.

“The part of our incentive fee payable to PennantPark Investment Advisers that relates to net investment income is computed and paid on income that has been accrued but that we may have not yet received in cash. PennantPark Investment Advisers is not obligated to reimburse us for any such incentive fees even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued. As a result, there is a risk that we will pay incentive fees with respect to income that we never receive in cash.”

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If you have any questions, please feel free to contact me by telephone at 202.261.3313 (or by facsimile at 212.261.3333) or David J. Harris at 202.261.3385 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann